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                               UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                              __________________

                                 SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                           (Amendment No. ___)*


                                   DVL, INC.
                               (Name of Issuer)

                       Common Stock, par value $0.01 per share
                            (Title of Class of Securities)

                                 233347103
                                 (CUSIP Number)

                         Proskauer Rose Goetz & Mendelsohn LLP
                                1585 Broadway
                             New York, New York 10036-8299
                           Attn:  Herbert T. Weinstein, Esq.
                                212-969-3000
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             September 27, 1996
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

Check the following box if a fee is being paid with this statement
[ ] N/A. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.











                                 SCHEDULE 13D
CUSIP No. 233347103

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Lawrence J. Cohen

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [x]
                                                                  (b) []

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                               [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                7     SOLE VOTING POWER
                      188,000
NUMBER OF
SHARES          8     SHARED VOTING POWER
BENEFICIALLY          0
OWNED BY
EACH            9     SOLE DISPOSITIVE POWER
REPORTING             0
PERSON WITH
                10    SHARED DISPOSITIVE POWER
                      1,000,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     1,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

14   TYPE OF REPORTING PERSON*
     IN

                *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
           ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                      SIGNATURE ATTESTATION.







                                 SCHEDULE 13D
CUSIP No. 233347103

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Milton Neustadter

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [x]
                                                            (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                               [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                7     SOLE VOTING POWER
                      38,500
NUMBER OF
SHARES          8     SHARED VOTING POWER
BENEFICIALLY          0
OWNED BY
EACH            9     SOLE DISPOSITIVE POWER
REPORTING             0
PERSON WITH
                10    SHARED DISPOSITIVE POWER
                      1,000,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     1,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

14   TYPE OF REPORTING PERSON*
     IN

                *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
           ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                      THE SIGNATURE ATTESTATION.









                                 SCHEDULE 13D
CUSIP No. 233347103

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Jay Chazanoff

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [x]
                                                            (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                               [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                7     SOLE VOTING POWER
                      121,300
NUMBER OF
SHARES          8     SHARED VOTING POWER
BENEFICIALLY          0
OWNED BY
EACH            9     SOLE DISPOSITIVE POWER
REPORTING             0
PERSON WITH
                10    SHARED DISPOSITIVE POWER
                      1,000,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     1,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

14   TYPE OF REPORTING PERSON*
     IN

                *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
           ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                      THE SIGNATURE ATTESTATION.








                                 SCHEDULE 13D
CUSIP No. 233347103

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Ron Jacobs

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [x]
                                                            (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                               [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                7     SOLE VOTING POWER
                      94,100
NUMBER OF
SHARES          8     SHARED VOTING POWER
BENEFICIALLY          0
OWNED BY
EACH            9     SOLE DISPOSITIVE POWER
REPORTING             0
PERSON WITH
                10    SHARED DISPOSITIVE POWER
                      1,000,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     1,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

14   TYPE OF REPORTING PERSON*
     IN

                *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
           ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                      AND THE SIGNATURE ATTESTATION.








                                 SCHEDULE 13D
CUSIP No. 233347103

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Stephen Simms

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [x]
                                                            (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                               [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

                7     SOLE VOTING POWER
                      94,100
NUMBER OF
SHARES          8     SHARED VOTING POWER
BENEFICIALLY          0
OWNED BY
EACH            9     SOLE DISPOSITIVE POWER
REPORTING             0
PERSON WITH
                10    SHARED DISPOSITIVE POWER
                      1,000,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON
     1,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

14   TYPE OF REPORTING PERSON*
     IN

                *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
           ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                      THE SIGNATURE ATTESTATION.









Item 1.    Security and Issuer

           This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of DVL, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 24 River Road, Bogota, New Jersey 07603.

Item 2.    Identity and Background

           In addition to the persons filing this Schedule, there are additional persons with dispositive power over the shares of the Common Stock described herein (the "Other Persons").

     (a)   Mr. Lawrence J. Cohen, Mr. Milton Neustadter, Mr. Jay
Chazanoff, Mr. Ron Jacobs and Mr. Stephen Simms are the persons filing this Schedule.

     (b) Mr. Cohen's business address is National Financial Companies LLC, 1325 Avenue of the Americas, Suite 1200, New York, New York 10019. Mr. Neustadter's address is 2300 New Road, #103, Northfield, New Jersey 08225. The business address of Messrs. Chazanoff, Jacobs and Simms is Millennium Financial Services, Inc., 70 East 55th Street, New York, New York 10022.

     (c) Mr. Cohen is presently a Managing Director of National Financial Companies LLC and chairman of Pembroke Companies, Inc. The principal business of Pembroke Companies, Inc. and National Financial Companies LLC is equity investments in, and the operation of, middle-market companies and business and real estate ventures. Pembroke Companies, Inc. and National Financial Companies LLC have an office at 1325 Avenue of the Americas, Suite 1200, New York, New York 10019. Mr. Neustadter is presently retired. Messrs. Chazanoff, Jacobs and Simms are presently officers, directors and sole shareholders, or members as applicable, of Millennium Financial Services, Inc. and its affiliates (collectively, "Millennium"). The principal business of Millennium is providing administrative, management and collection services to limited partnerships and other businesses. The address of Millennium is 70 East 55th Street, New York, New York 10022.

     (d) During the last five years, none of Messrs. Cohen, Neustadter, Chazanoff, Jacobs or Simms has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of Messrs. Cohen, Neustadter, Chazanoff, Jacobs or Simms has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law of finding any violation with respect to such laws.

     (f) Messrs. Cohen, Neustadter, Chazanoff, Jacobs and Simms are United States citizens.









Item 3.    Source and Amount of Funds or Other Consideration

           The persons filing this Schedule and the Other Persons acquired an aggregate of 1,000,000 shares of Common Stock for an aggregate purchase price of $200,000. For each of the persons filing this Schedule, the source of funds for such person's purchase of shares of the Common Stock was personal funds.

Item 4.    Purpose of Transaction

           As described in the Proxy Statement dated and filed with the Securities and Exchange Commission on July 31, 1996, on September 27, 1996, the Issuer consummated a multi-faceted transaction pursuant to which: (i) certain existing indebtedness of the Issuer was acquired by NPM Capital LLC, a Delaware limited liability company; (ii) 1,000,000 shares of the Common Stock were issued to, and purchased by, the persons filing this Schedule and the Other Persons; (iii) the Certificate of Incorporation of the Issuer was amended to permit the issuance of warrants, to limit change of ownership of capital stock of the Issuer and to designate Preferred Stock together with rights, powers and preferences (including the appointment of a special purpose director); (iv) warrants to purchase additional shares of Common Stock were issued to the persons filing this Schedule and one of the Other Persons for itself and as nominee for the remaining Other Persons (subject to reissuance in the names of such Other Persons); (v) 100 shares of preferred stock were issued to an affiliate of one of the Other Persons; (vi) an employee and director stock option plan was adopted by the Issuer; and (vii) most, but not all, convertible securities and warrants existing and outstanding prior to this transaction were converted into common stock. Other than as described or referenced herein, none of the persons filing this Schedule has any present plans or proposals of the type required to be disclosed in this Item.

Item 5.    Interest in Securities of the Issuer

     (a) The aggregate number of shares of Common Stock beneficially owned by each of the persons filing this Schedule as of the date of this Schedule is 1,000,000 shares, or 6.5% of the outstanding Common Stock.

     (b) As of the date of this Schedule, Mr. Cohen possesses the sole power to vote 188,000 shares of Common Stock, and he shares the powers to dispose of 1,000,000 shares of Common Stock.

           As of the date of this Schedule, Mr. Neustadter possesses the sole power to vote 38,500 shares of Common Stock, and he shares the powers to dispose of 1,000,000 shares of Common Stock.

           As of the date of this Schedule, Mr. Chazanoff possesses the sole power to vote 121,300 shares of Common Stock, and he shares the powers to dispose of 1,000,000 shares of Common Stock.

           As of the date of this Schedule, Mr. Jacobs possesses the sole power to vote 94,100 shares of Common Stock, and he shares the powers to dispose of 1,000,000 shares of Common Stock.

           As of the date of this Schedule, Mr. Simms possesses the sole power to vote 94,100 shares of Common Stock, and he shares the powers to dispose of 1,000,000 shares of Common Stock.

     (c) None of the persons has effected any transactions in the class of securities reported on during the past 60 days.

     (d)   Not applicable.

     (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           By arrangement among the persons filing this Schedule and the Other Persons (for the purposes of this paragraph, each a "Holder"), the Holders have agreed to certain limitations on the disposition of Common Stock and warrants to purchase shares of Common Stock owned or held by them, which are described below. The Holders have rights of first refusal/first offer with respect to the disposition of shares of Common Stock and warrants to purchase shares of Common Stock held by other Holders (unless the disposition is made to certain specified affiliates of a Holder).
In addition, a Holder may not dispose of any of his or its shares of Common Stock (except to another Holder or certain specified affiliates of a Holder) for one and one-half years from the date of acquisition. Thereafter, subject to the above-mentioned rights of first refusal/first offer and certain other limitations, (i) through the third anniversary of the date of acquisition, a Holder may dispose of up to one-half (or more subject to the consent of affiliated Holders) of his or its shares of the Common Stock and
(ii) after such third anniversary, a Holder may dispose of all of his or its shares of the Common Stock. A Holder may not dispose of his or its warrants to purchase shares of Common Stock (except to another Holder or certain specified affiliates of a Holder) or convert, exercise or exchange any of such warrants for a period of three years from the date of acquisition. After the third anniversary of the date of acquisition, subject to the above-mentioned rights of first refusal/first offer and certain other limitations, a Holder may dispose of up to 49.9% (or more subject to the consent of affiliated Holders) of his or its shares of the Common Stock represented by his or its warrants to purchase shares of Common Stock after giving effect to conversion, exercise or exchange of such warrants. In certain circumstances, a Holder may be required to dispose of its shares of Common Stock and warrants to purchase shares of Common Stock to other Holders. The foregoing limitations may be waived with the consent of Holders holding two-thirds of the Common Stock and warrants to purchase shares of Common Stock (after giving effect to their conversion, exercise or exchange) held by all Holders.

Item 7.    Material to Be Filed as Exhibits

           A joint filing agreement, dated December 19, 1996, among the signatories to this Schedule 13D is filed as Exhibit 1 hereto.

           Forms of documents and agreements relating to the transaction described in Item 4 are annexed to the Proxy Statement of the Issuer dated and filed with the Securities and Exchange Commission on July 31, 1996 and incorporated herein by this reference and not provided with the filing of this Schedule.







Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     12/18/96                         /s/Lawrence J. Cohen
     Date                             LAWRENCE J. COHEN







Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     12/19/96                         /s/ Milton Neustadter
     Date                             MILTON NEUSTADTER








Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     12/18/96                         /s/ Jay Chazanoff
     Date                             JAY CHAZANOFF








Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     12/19/96                         /s/ Ron Jacobs
     Date                             RON JACOBS








Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     12/19/96                         /s/ Stephen Simms
     Date                             STEPHEN SIMMS








                                 EXHIBIT INDEX



                                                            Sequential
Exhibit Number        Description                           Page Number

   1                  Joint Filing Agreement dated December      15
                      19, 1996 among the signatories to this
                      Schedule 13D












                           JOINT FILING AGREEMENT
                           PURSUANT TO RULE 13d-1(f)(1)


     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on
Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or her contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

December 19, 1996

                                      /s/ Lawrence J. Cohen
                                      Lawrence J. Cohen



                                      /s/ Milton Neustadter
                                      Milton Neustadter



                                      /s/ Jay Chazanoff
                                      Jay Chazanoff



                                      /s/ Ron Jacobs
                                      Ron Jacobs



                                      /s/ Stephen Simms
                                      Stephen Simms